VIA EDGAR

September 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:	Sterling Check Corp.

Registration Statement on Form S-1

File No. 333-259113

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters, hereby join Sterling Check Corp. (the “Company”) in requesting that the Securities and Exchange Commission accelerate the effective date of the Registration Statement on Form S-1 (File No. 333-259113) (the “Registration Statement”) so that the Registration Statement may become effective at 4:00 p.m. Eastern Time, on September 22, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 and Rule 418(a)(7) under the Act:

i.	Date of preliminary prospectus: September 13, 2021
ii.	Dates of distribution: September 13, 2021 through the date hereof
iii.	Number of preliminary prospectuses distributed to underwriters, dealers, institutions and others: approximately 2,223

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Alex Smigelski
Name: Alex Smigelski
Title: Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Akanksha Agarwal
Name: Akanksha Agarwal
Title: Executive Director

[Signature Page to Acceleration Request by Underwriters]